Exhibit 99.3

Acknowledgement Letter of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of QIWI plc

Nicosia, Cyprus

With respect to the registration statements (No. 333-190918 and No. 333-212441) on Form S-8, we acknowledge our awareness of the use therein of our report dated September 28, 2022 related to our review of the unaudited interim condensed consolidated financial information of Qiwi plc that is included in its Form 6-K dated September 28, 2022.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ JSC “Kept”

Moscow, Russia

September 28, 2022